UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 40-F

[x] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

Commission file number _________

________________________________

QUATERRA RESOURCES INC.
(Exact name of registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Number)

1100-1199 West Hastings Street
Vancouver, BC
V6E 3T5 Canada
(604) 681-9059
(Address and telephone of principal executive offices)

________________________________

CT Corporation System	Copies to:
818 West Seventh Street	David T. Mittelman, Esq.
Los Angeles, CA 90017	Reed Smith LLP
(213) 627-8252	Two Embarcadero Center, Suite 2000
Name, address, and telephone number	San Francisco, CA 94111
of agent for service in the United States	(415) 543-8700

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	American Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[  ] Annual Information Form           [  ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

1

Indicate by check mark whether the registrant by filing this information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes [  ]  No [x]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [  ]  No [x]

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     Quaterra Resources Inc. (the “Registrant”) prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Significant differences between Canadian GAAP and United States GAAP are described in Note 12 of the audited consolidated financial statements of the Registrant filed as Exhibit 1 to this Registration Statement.

FORWARD-LOOKING STATEMENTS

     This Registration Statement and the Exhibits incorporated by reference into it contain “forward-looking statements.” Forward-looking statements include, but are not limited to, statements with respect to studies performed on the mineral natural resource properties in which the Registrant has an interest, the future price of metals and minerals, the estimation of mineral resources and reserves, the realization of mineral resource and reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 2 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 2 through Exhibit 38, as set forth in the Exhibit Index attached to this Registration Statement.

     In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 1, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2006 and 2005, including a reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F.

     In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 39 through Exhibit 41, as set forth in the Exhibit Index attached to this Registration Statement.

ADDITIONAL INFORMATION

     The Registrant has no off balance sheet arrangements.

     The following table lists as of December 31, 2006 information with respect to the Registrant’s known contractual obligations.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Letter of Agreement for lease of claims in Arizona strip district (1)	US$170,000	US$30,000	US$140,000	-	-
Option to purchase mining claims in Arizona, Utah, and Wyoming (2)	US$460,000	US$50,000	US$210,000	US$200,000	-
Agreement to acquire right to earn interest in McArthur copper oxide mine in Lyon County, Nevada (3)	US$1,400,000	US$75,000	US$1,325,000	-	-

TOTAL	US$2,030,000	US$155,000	US$1,675,000	US$200,000	-

(1)

On August 10, 2006, the Registrant signed a letter of agreement with Nustar Exploration LLC to lease 18 claims in the Arizona strip district. The terms of the Nustar lease are as follows: (i) an upfront payment of US$20,000; (ii) a first anniversary payment of US$30,000, a second anniversary payment of US$40,000; and (iii) a final third anniversary payment of US$100,000. The claims also are subject to royalty payments.

(2)

On June 22, 2005, the Registrant entered into an agreement with North Exploration LLC for an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Registrant is required to make staged payments totalling US$500,000 over five years and to issue 600,000 common shares over three years, as follows: (i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued); (ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued); (iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007; (iv) US$75,000 on or before September 6, 2008; (v) US$135,000 on or before September 6, 2009; (vi) US$200,000 on or before September 6, 2010. If the Registrant meets the above terms and conditions and elects to exercise the option, then the property may be purchased with a further payment of US$100. The agreement also contains royalty payment provisions upon commencement of commercial production.

(3)

In an October 2005 agreement with North Exploration LLC, the Registrant acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, the Registrant is required to make staged payments totalling US $1,785,000 by January 15, 2008 as follows: (i) US$10,000 upon execution (paid); (ii) US$25,000 on or before January 15, 2006 (paid); (iii) US$75,000 on or before January 15, 2007 (paid); (iv) US $1,675,000 on or before January 15, 2008. Alternatively, since the Registrant met its obligation of US$100,000 in stage payments by January 15, 2007, and if the Registrant incurs US$500,000 in exploration expenditures by January 15, 2008, then the Registrant may elect to acquire the property by making additional payments totalling US$2,645,000 as follows: (i) US$100,000 on or before January 15, 2008; (ii) US $125,000 on or before January 15, 2009; (iii) US $2,420,000 on or before January 15, 2010. Under an amendment dated January 17, 2007 to the original agreement made October 2005, US$350,000 will be deducted from either of final payments in the alternatives above.

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Together with this Registration Statement on Form 40-F, the Registrant is filing with the SEC a written Irrevocable Consent and Power of Attorney on Form F-X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referring the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

QUATERRA RESOURCES INC.

Dated: February 13, 2008	By /s/ Scott Hean
Scott B. Hean
Chief Financial Officer

EXHIBIT INDEX

Annual Information

1.	Audited annual financial statements and notes thereto for the years ended December 31, 2006 and 2005 together with the report of the auditors thereon and US GAAP reconciliation
2.	Annual Information Form for the fiscal year ended December 31, 2006
3.	Annual Report for the fiscal year ended December 31, 2006
4.	Audited annual financial statements under Canadian GAAP for the fiscal year ended December 31, 2006
5.	Audited annual financial statements under Canadian GAAP for the fiscal year ended December 31, 2005

6.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006
7.	Management’s Discussion and Analysis (amended) for the fiscal year ended December 31, 2005
8.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

Quarterly Information

9.	Third Quarter Report, including unaudited interim financial statements, for the period ended September 30, 2007
10.	Management’s Discussion and Analysis for the period ended September 30, 2007
11.	Second Quarter Report, including unaudited interim financial statements, for the period ended June 30, 2007
12.	Management’s Discussion and Analysis for the period ended June 30, 2007
13.	First Quarter Report, including unaudited interim financial statements, for the period ended March 31, 2007
14.	Management’s Discussion and Analysis for the period ended March 31, 2007

Shareholder Meeting Materials

15.	Form of Proxy for July 17, 2007 Annual Meeting of Shareholders
16.	Management Information Circular for July 17, 2007 Annual Meeting of Shareholders
17.	Notice of Meeting for July 17, 2007 Annual Meeting of Shareholders
18.	Notice of Meeting and Record Date related to July 17, 2007 Annual Meeting of Shareholders

Material Change Reports

19.	Material Change Report dated January 31, 2008
20.	Material Change Report dated October 23, 2007
21.	Material Change Report dated July 10, 2007
22.	Material Change Report dated June 5, 2007
23.	Material Change Report dated June 5, 2007
24.	Material Change Report dated January 4, 2007

News Releases

25.	News Release dated February 5, 2008
26.	News Release dated February 4, 2008
27.	News Release dated January 31, 2008
28.	News Release dated December 18, 2007
29.	News Release dated October 9, 2007
30.	News Release dated August 22, 2007
31.	News Release dated July 26, 2007
32.	News Release dated July 10, 2007
33.	News Release dated July 20, 2007
34.	News Release dated May 29, 2007
35.	News Release dated May 1, 2007
36.	News Release dated March 5, 2007

Technical Reports

37.	Independent Technical Report for the Nieves Silver Project, Zacates State, Mexico, dated November 15, 2006
38.	Summary Report for the Duke Island Cu-Ni-PGE Property, Ketchikan Mining District, Alaska, dated August 25, 2006

Consents

39.	Expert’s Consent of Caracle Creek International Consulting, Inc.
40.	Expert’s Consent of Avalon Development Corp.
41.	Auditor’s Consent